UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	July 30, 2010

Consolidated Financial Statements for the First Quarter of Fiscal 2010 <Under Japanese GAAP>

Company Name:		Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name:	Takashi Tsukamoto	Filing of Shihanki Hokokusho (scheduled):	August 13, 2010
	Title:	President & CEO	Trading Accounts:	Established
For Inquiry:	Name:	Tatsuya Yamada	Commencement of Dividend Payment (scheduled):	—
	Title:	Executive Officer, General Manager of Accounting	Supplementary Materials on Quarterly Results:	Attached
	Phone:	+81-3-5224-2030	IR Conference on Quarterly Results:	Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2010 (for the three months ended June 30, 2010)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2010	713,160	1.3	211,694	—	149,847	—
1Q F2009	703,470	(26.5)	(15,198)	—	(4,491)	—

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2010	9.67	8.74
1Q F2009	(0.40)	—

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2010	154,410,282	5,784,935	2.2	189.67
Fiscal 2009	156,253,572	5,837,053	2.2	191.53

Reference:	Own Capital: As of June 30, 2010: ¥3,471,127 million; As of March 31, 2010: ¥3,513,050 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2009	—	0.00	—	8.00	8.00
Fiscal 2010	—
Fiscal 2010 (estimate)		0.00	—	6.00	6.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No

	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2010 (for the fiscal year ending March 31, 2011)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2010	—	—	—
Fiscal 2010	430,000	79.6	21.30

Notes:	1.	Revision of the earnings estimates during this quarter: No

	2.	The average number of shares of outstanding common stock for fiscal 2010 used in calculating the above Net Income per Share of Common Stock is based on the following:

•	The average of “the average number of shares during 1Q” and “the expected average number of shares during the remaining term of fiscal 2010” is used.

•

For “the expected average number of shares during the remaining term of fiscal 2010,” it takes account of the number of shares as of June 30, 2010 and the increase in the number of shares of common stock (6.0 billion shares) due to the issuance of new shares. As a consequence, it amounts to 21,058,102,499 shares.

(Please refer to page 1-7 “Subsequent Events” of [Attachment].)

•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

4.	Others (Please refer to “Other Information” on page 1-3 of [Attachment] for details.)

(1) Changes in Significant Subsidiaries during the Period: No

(Note) Above is the changes in specified subsidiaries accompanying changes in the scope of consolidation during the period.

(2) Adoption of Simplified Accounting Methods and Specified Accounting Methods: Yes

(Note) Above is the adoption of Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements.

(3) Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

 Changes due to revisions of accounting standards, etc.: Yes

‚ Changes other than  above: No

(Note) Above is the changes of accounting methods and presentation of quarterly consolidated financial statements which is to be described in the changes of fundamental and important matters for the preparation of Quarterly Consolidated Financial Statements.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of June 30, 2010	15,515,814,530 shares
	As of March 31, 2010	15,494,397,690 shares
‚ Period-end treasury stock:	As of June 30, 2010	6,912,761 shares
	As of March 31, 2010	9,397,093 shares
ƒ Average outstanding shares (first quarter):	1Q Fiscal 2010	15,490,950,822 shares
	1Q Fiscal 2009	11,168,893,580 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law is not completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2009	—	0.00	—	20.00	20.00
Fiscal 2010	—
Fiscal 2010 (estimate)		0.00	—	20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2009	—	0.00	—	30.00	30.00
Fiscal 2010	—
Fiscal 2010 (estimate)		0.00	—	30.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Qualitative Information related to Financial Statements	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Other Information	p.1-3
	(1) Changes in Significant Subsidiaries	p.1-3
	(2) Simplified Accounting Methods and Specified Accounting Methods	p.1-3
	(3) Changes of Accounting Methods and Presentation	p.1-3

3.	Quarterly Consolidated Financial Statements	p.1-4
	(1) Consolidated Balance Sheets	p.1-4
	(2) Consolidated Statements of Income	p.1-6
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
	(5) Subsequent Events	p.1-7

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. QUALITATIVE INFORMATION RELATED TO FINANCIAL STATEMENTS

(Please refer to “Summary Results for the First Quarter of Fiscal 2010” on page 2-1 for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

In reviewing the economic environment during the first quarter of this fiscal year, the global economy is continuing a gradual recovery led by newly developing countries, although the global financial and capital markets were impacted by the fiscal problems in some European and other countries.

In the United States, a sustained recovery is taking place as the worsening in labor market conditions has eased and consumer spending has been growing, while in Europe, economic growth is still stagnant as consumer spending remains weak in the midst of continuing labor force adjustments. In Asia, the increase in demand in the Chinese market is leading to an increase in exports and production activity in neighboring economies, and the region is maintaining strong economic growth.

In Japan, although the mild deflationary situation is continuing, the economy is continuing to recover as corporate profits are recovering due to increased exports and other factors, and capital investments and the labor environment are beginning to take a positive turn.

However, considering how the various stimulus programs will lose their effectiveness going forward and the difficulty in predicting the effect of the fiscal problems in European countries on financial markets and the real economy, there exists a distinct lack of visibility regarding the future of the global economy, and there remains a risk that the current recovery may stall.

In light of this economic environment, we will aim to further enhance our corporate value through the steady implementation of our Transformation Program, which consists of the program for improving profitability, the program for enhancing financial base and the program for strengthening front-line business capabilities.

Under the foregoing business environment, we recorded Net Income of ¥149.8 billion for the first quarter of the fiscal year ending March 31, 2011.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of June 30, 2010 amounted to ¥154,410.2 billion, decreasing by ¥1,843.2 billion from the end of the previous fiscal year.

Net Assets amounted to ¥5,784.9 billion, decreasing by ¥52.1 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥3,222.9 billion, Valuation and Translation Adjustments amounted to ¥248.2 billion, and Minority Interests amounted to ¥2,312.1 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥61,830.3 billion, decreasing by ¥334.2 billion from the end of the previous fiscal year while Securities were ¥42,997.7 billion, decreasing by ¥98.7 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥75,980.9 billion, decreasing by ¥358.8 billion from the end of the previous fiscal year.

(3) Qualitative Information related to Consolidated Earnings Estimates

As for earnings estimates for fiscal 2010, we estimate Net Income of ¥430.0 billion on a consolidated basis as announced on May 14, 2010.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend for a description of the factors that could affect our ability to meet these estimates.

1-2

Mizuho Financial Group, Inc.

2. Other Information

(1) Changes in Significant Subsidiaries

(Changes in specified subsidiaries accompanying changes in the scope of consolidation during the Period)

There is no applicable information.

(2) Simplified Accounting Methods and Specified Accounting Methods

[Simplified Accounting Methods]

 Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

‚ Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the fiscal 2009.

a.	The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

b.	The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

[Specified Accounting Methods]

There is no applicable information.

(3) Changes of Accounting Methods and Presentation

[Changes in Accounting Methods]

(Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method)

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with the first quarter of fiscal 2010.

This application does not affect the financial statements.

(Adoption of Accounting Standard for Asset Retirement Obligation)

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with the first quarter of fiscal 2010.

As a result, Ordinary Profits decreased by ¥158 million and Income before Income Taxes and Minority Interests decreased by ¥3,194 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥6,115 million.

[Changes in Presentation]

(Consolidated Balance Sheet)

During the first quarter of the previous fiscal year, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of Reserve for Frequent Users Services became immaterial, and beginning with the previous interim period, Reserve for Frequent Users Services is included within Other Liabilities.

The Reserve for Frequent Users Services included within Other Liabilities as of June 30, 2010 amounted to ¥664 million.

1-3

Mizuho Financial Group, Inc.

3. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2010	As of March 31, 2010 (Selected items)
Assets
Cash and Due from Banks	¥4,314,710	¥5,211,477
Call Loans and Bills Purchased	256,949	605,238
Receivables under Resale Agreements	7,488,473	7,129,676
Guarantee Deposits Paid under Securities Borrowing Transactions	5,039,824	5,744,901
Other Debt Purchased	1,996,691	2,040,445
Trading Assets	15,081,201	13,986,791
Money Held in Trust	83,493	119,438
Securities	42,997,706	43,096,460
Loans and Bills Discounted	61,830,332	62,164,579
Foreign Exchange Assets	675,921	707,803
Derivatives other than for Trading Assets	6,970,927	7,060,302
Other Assets	3,041,678	3,742,205
Tangible Fixed Assets	930,712	927,337
Intangible Fixed Assets	427,163	427,278
Deferred Tax Assets	485,805	533,030
Customers’ Liabilities for Acceptances and Guarantees	3,663,019	3,643,706
Reserves for Possible Losses on Loans	(874,301)	(887,073)
Reserve for Possible Losses on Investments	(29)	(29)

Total Assets	¥154,410,282	¥156,253,572

1-4

Mizuho Financial Group, Inc.

	Millions of yen
	As of June 30, 2010	As of March 31, 2010 (Selected items)
Liabilities
Deposits	¥75,980,919	¥76,339,779
Negotiable Certificates of Deposit	9,987,969	10,287,808
Debentures	1,317,165	1,517,797
Call Money and Bills Sold	5,891,706	5,786,370
Payables under Repurchase Agreements	12,828,921	12,075,802
Guarantee Deposits Received under Securities Lending Transactions	7,732,479	6,615,512
Trading Liabilities	8,241,988	7,579,695
Borrowed Money	6,007,904	9,663,867
Foreign Exchange Liabilities	178,045	172,990
Short-term Bonds	547,697	492,397
Bonds and Notes	5,010,087	4,970,257
Due to Trust Accounts	1,083,092	1,025,431
Derivatives other than for Trading Liabilities	6,142,634	6,614,116
Other Liabilities	3,800,469	3,376,769
Reserve for Bonus Payments	10,383	48,946
Reserve for Employee Retirement Benefits	34,150	34,263
Reserve for Director and Corporate Auditor Retirement Benefits	1,833	2,112
Reserve for Possible Losses on Sales of Loans	12,897	15,258
Reserve for Contingencies	14,368	14,809
Reserve for Reimbursement of Deposits	13,675	14,748
Reserve for Reimbursement of Debentures	11,290	10,824
Reserves under Special Laws	1,378	2,149
Deferred Tax Liabilities	12,617	12,226
Deferred Tax Liabilities for Revaluation Reserve for Land	98,649	98,875
Acceptances and Guarantees	3,663,019	3,643,706

Total Liabilities	¥148,625,347	¥150,416,519

Net Assets
Common Stock and Preferred Stock	¥1,805,565	¥1,805,565
Capital Surplus	552,135	552,135
Retained Earnings	869,073	854,703
Treasury Stock	(3,868)	(5,184)

Total Shareholders’ Equity	3,222,905	3,207,219

Net Unrealized Gains on Other Securities, net of Taxes	92,484	176,931
Net Deferred Hedge Gains, net of Taxes	113,894	83,093
Revaluation Reserve for Land, net of Taxes	138,048	138,430
Foreign Currency Translation Adjustments	(96,205)	(92,623)

Total Valuation and Translation Adjustments	248,222	305,831

Stock Acquisition Rights	1,684	2,301
Minority Interests	2,312,123	2,321,700

Total Net Assets	5,784,935	5,837,053

Total Liabilities and Net Assets	¥154,410,282	¥156,253,572

1-5

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the three months ended June 30, 2009	For the three months ended June 30, 2010
Ordinary Income	¥703,470	¥713,160
Interest Income	411,623	362,570
Interest on Loans and Bills Discounted	290,942	229,010
Interest and Dividends on Securities	74,710	80,428
Fiduciary Income	10,483	10,579
Fee and Commission Income	126,654	127,889
Trading Income	85,791	79,335
Other Operating Income	43,826	96,039
Other Ordinary Income	25,091	36,745

Ordinary Expenses	718,669	501,465
Interest Expenses	130,459	89,898
Interest on Deposits	52,242	29,584
Interest on Debentures	3,550	2,132
Fee and Commission Expenses	24,969	25,974
Trading Expenses	—	34
Other Operating Expenses	39,157	17,688
General and Administrative Expenses	326,880	327,576
Other Ordinary Expenses	197,202	40,293

Ordinary Profits (Losses)	(15,198)	211,694

Extraordinary Gains	85,684	11,316

Extraordinary Losses	49,691	4,785

Income before Income Taxes and Minority Interests	20,794	218,224

Income Taxes:
Current	9,114	5,937
Refund of Income Taxes	(4,148)
Deferred	(9,845)	38,053
Total Income Taxes	(4,879)	43,991

Income before Minority Interests	25,673	174,233

Minority Interests in Net Income	30,165	24,385

Net Income (Loss)	¥(4,491)	¥149,847

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

(5) Subsequent Events

MHFG’s Board of Directors, at the meeting held on June 25, 2010, resolved to issue new shares and conduct a secondary offering of its shares, and to withdraw the shelf registration (registered on May 14, 2010) statement in Japan for future equity issuances.

Furthermore, issue price and others concerning the issuance of new shares and the secondary offering of shares were determined on July 13, 2010 and implemented as described below.

	Issuance of New Shares by way of Offering (Public Offering)

a.	Number of Shares to be Offered:	5,609,000,000 shares

b.	Total Amount to be Paid:	¥702,639,430,000

c.	Payment Date:	July 21, 2010

‚	Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)

a.	Number of Shares to be Sold:	391,000,000 shares

b.	Total Amount of Selling Price:	¥50,830,000,000

c.	Delivery Date:	July 22, 2010

ƒ	Issuance of New Shares by way of Third-Party Allotment

a.	Number of Shares to be Issued:	391,000,000 shares

b.	Total Amount to be Paid:	¥48,980,570,000

c	Payment Date:	July 30, 2010

As a result of the issuance of new shares, MHFG’s “Common Stock and Preferred Stock” increased by ¥375,810,000,000, and MHFG’s “Capital Surplus” increased by ¥375,810,000,000.

[Additional Information]

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers, and allocated to each of the underwriters as underwriting fees.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2010

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

—SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2010			Page

2-1

— FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2010	See above Notes		Page

1. Income Analysis	CON	NON	3-1

2. Net Gains/Losses on Stocks	NON		3-3

3. Unrealized Gains/Losses on Securities	CON	NON	3-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3-6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3-7

6. Status of Deposits and Loans	NON		3-9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the First Quarter of Fiscal 2010

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for the three months ended June 30, 2010 increased by JPY 59.0 billion on a year-on-year basis to JPY 542.8 billion.

•

Gross Profits of the banking subsidiaries increased by JPY 45.1 billion on a year-on-year basis (increased by JPY 90.2 billion after the adjustment of the impacts for fiscal 2009 of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs). This is due to an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends and other factors, in addition to an increase in income from Customer Groups, both domestic and overseas. G&A expenses decreased by JPY 5.5 billion on a year-on-year basis due to our overall cost reduction efforts and other factors.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 20.8 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 217.5 billion, a year-on-year increase of JPY 57.3 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks amounted to a reversal of JPY 7.5 billion, an improvement of JPY 74.1 billion on a year-on-year basis, primarily due to improved obligor classifications of corporate customers backed by stabilized economic environments, both domestic and overseas. Consolidated Credit-related Costs also improved by JPY 72.2 billion on a year-on-year basis to
JPY -3.7 billion.

•	Net Gains related to Stocks of the 3 Banks amounted to JPY 8.9 billion. This is mainly as a consequence of recording Gains on Sales despite recording devaluation losses for certain stocks.

•

As a result, Consolidated Net Income for the three months ended June 30, 2010 amounted to JPY 149.8 billion. The progress on our planned net income for the first half of fiscal 2010 (JPY 180 billion) and full fiscal 2010 (JPY 430 billion) is 83% and 34%, respectively.

(Consolidated)

	1Q of FY2010 (Apr. 1 - Jun. 30, 2010)
		Change from 1Q of FY2009
(JPY Bn)
Consolidated Gross Profits	542.8	59.0
Consolidated Net Business Profits *	217.5	57.3
Credit-related Costs	-3.7	72.2
Net Gains (Losses) related to Stocks	9.3	29.1
Ordinary Profits	211.6	226.8
Net Income	149.8	154.3

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	1Q of FY2010 (Apr. 1 - Jun. 30, 2010)
		Change from 1Q of FY2009
(JPY Bn)
Gross Profits	435.8	* 45.1
G&A Expenses (excluding Non-Recurring Losses)	-221.6	5.5
Net Business Profits	214.2	* 50.6
Credit-related Costs	7.5	74.1
Net Gains (Losses) related to Stocks	8.9	26.8
Ordinary Profits	191.5	212.0
Net Income	162.1	156.8

*	The results of “1Q of FY2009” included the impacts on banking subsidiaries (JPY 45.0 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs. After the adjustment of these impacts, a change from 1Q of FY2009 for Gross Profits is JPY 90.2 billion, and that for Net Business Profits is JPY 95.7 billion, respectively.

2-1

➢	Net Interest Income

•

The average loan balance for the first quarter of fiscal 2010 decreased by JPY 1.8 trillion from the second half of fiscal 2009, due to a decrease in loans to large domestic corporate customers and overseas loans (including foreign exchange translation impact).

•	The domestic loan-and-deposit rate margin for the same period was 1.38% and remained almost flat since the second quarter of last fiscal year.

•

Net Interest Income of the 3 Banks for the first quarter of fiscal 2010 increased by JPY 7.0 billion on a year-on-year basis after the adjustment of the impacts for fiscal 2009 of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs, mainly due to an increase in Net Interest Income in the Trading segment and other factors.

*1	Aggregate of the 3 Banks, excluding Trust Account and loans to Mizuho Financial Group, Inc.
Balance for overseas branches includes foreign exchange translation impact.

*2	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

➢	Non-Interest Income

•

Non-interest income from Customer Groups of the 3 Banks (managerial accounting basis) for the first quarter of fiscal 2010 increased by JPY 16.1 billion on a year-on-year basis, mainly due to increases in income associated with investment trusts and individual annuities from individual customers, foreign exchange business, overseas business, and trust and asset management business of Mizuho Trust & Banking.

2-2

II. Financial Soundness

➢	NPL Ratio remained at a low level of 1.92%.

➢	The balance of Consolidated Net Deferred Tax Assets decreased by JPY 47.6 billion from that as of March 31, 2010.

➢	We will announce the Capital Adequacy Ratio (as of June 30, 2010) at a later date.

	June 30, 2010
		Change from March 31, 2010
(JPY Bn, %)
Net Deferred Tax Assets (DTAs) (Consolidated)	473.1	-47.6
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,312.7	-7.1
NPL Ratio	1.92%	0.00%
Unrealized Gains (Losses) on Other Securities (Consolidated) *	166.3	-101.3

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

We are pursuing “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, in light of factors such as the financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base” since the second half of fiscal 2008.

Currently, it has become increasingly important for financial institutions to strengthen capital base amid the ongoing global discussions on the revision of capital regulations, and thus, as our new medium-term target, we aim to increase our consolidated Tier 1 capital ratio to 12% level and our prime capital* ratio to 8% or above.

*	Prime Capital = Tier 1 capital - preferred debt securities - preferred stock (excluding mandatory convertible preferred stock)

➢	Increase of our prime capital

•

In July 2010, we issued common stock (the number of shares issued: 6 billion shares, total amount paid: JPY 751.6 billion). This is aimed at establishing capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations. This is to ensure capital flexibility for us to expand our business areas with high growth potential and to promote customer-related businesses further (with this capital increase, both our consolidated Tier 1 capital ratio and prime capital ratio would increase by approximately 1.3%, respectively).

•

The outstanding balance of Eleventh Series Class XI Preferred Stock as of June 30, 2010 was JPY 492.7 billion (47.7% out of JPY 943.7 billion of the initial amount issued has been already converted into common stock).

We continue to pursue “disciplined capital management” policy, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors. Following this basic policy, we endeavor to strengthen our capital base through accumulating retained earnings by improvement in profitability with the steady implementation of Mizuho’s Transformation Program which we announced in May 2010 and taking various measures in anticipation of the revision of capital regulations.

2-3

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	1Q of FY2010 (Apr. 1 - Jun. 30, 2010)
		Change from 1Q of FY2009
(JPY Bn)
Gross Profits	288.3	13.6
G&A Expenses	-180.3	2.7
Customer Groups	108.0	16.4
Gross Profits	147.4	31.4	(76.5)
G&A Expenses	-41.2	2.8
Trading & Others	106.2	34.3	(79.4)
Gross Profits	435.8	45.1	(90.2)
G&A Expenses	-221.6	5.5
Net Business Profits	214.2	50.6	(95.7)

(Note)	The figures in brackets reflect the adjustment of the impacts on banking subsidiaries (JPY 45.0 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2010

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2010	Change	First Quarter of Fiscal 2009	Fiscal 2009
Consolidated Gross Profits	1	542.8	59.0	483.7	1,996.6
Net Interest Income	2	272.6	(8.4)	281.1	1,151.7
Fiduciary Income	3	10.5	0.0	10.4	49.1
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	101.9	0.2	101.6	466.0
Net Trading Income	6	79.3	(6.4)	85.7	312.3
Net Other Operating Income	7	78.3	73.6	4.6	17.4
General and Administrative Expenses	8	(327.5)	(0.6)	(326.8)	(1,317.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(13.5)	79.5	(93.1)	(262.3)
Net Gains (Losses) related to Stocks	10	9.3	29.1	(19.8)	4.2
Equity in Income from Investments in Affiliates	11	1.3	0.9	0.4	2.8
Other	12	(0.7)	58.8	(59.5)	(96.9)

Ordinary Profits	13	211.6	226.8	(15.1)	327.1
Net Extraordinary Gains (Losses)	14	6.5	(29.4)	35.9	50.6
Reversal of Reserves for Possible Losses on Loans, etc.	15	9.8	(7.3)	17.1	43.0

Income before Income Taxes and Minority Interests	16	218.2	197.4	20.7	377.7
Income Taxes	17	(43.9)	(48.8)	4.8	(43.1)
Income before Minority Interests	18	174.2	148.5	25.6	334.6
Minority Interests in Net Income	19	(24.3)	5.7	(30.1)	(95.2)

Net Income	20	149.8	154.3	(4.4)	239.4

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(3.7)	72.2	(76.0)	(219.3)

*  Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	217.5	57.3	160.1	702.6

*  Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	162	(3)	165	162
Number of affiliates under the equity method	24	21	(2)	23	21

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2010					First Quarter of Fiscal 2009	Fiscal 2009
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	207.2	196.4	32.1	435.8	45.1	390.6	1,593.1
Net Interest Income	2	143.4	100.3	11.2	255.0	(38.0)	293.1	1,102.6
Fiduciary Income	3			10.4	10.4	0.1	10.2	48.5
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	32.3	24.8	6.3	63.5	1.4	62.0	289.0
Net Trading Income	6	19.8	17.9	0.9	38.6	15.3	23.3	136.6
Net Other Operating Income	7	11.5	53.3	3.1	68.0	66.1	1.8	16.3
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(140.8)	(57.7)	(22.9)	(221.6)	5.5	(227.1)	(907.2)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	66.3	138.6	9.2	214.2	50.6	163.5	685.9
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	—	—	—	—	9.8	(9.8)	47.6

Net Business Profits	11	66.3	138.6	9.2	214.2	60.5	153.6	733.5
Net Gains (Losses) related to Bonds	12	17.9	44.3	3.1	65.4	56.4	8.9	25.5
Net Non-Recurring Gains (Losses)	13	(18.9)	(3.1)	(0.5)	(22.6)	151.5	(174.1)	(427.8)
Net Gains (Losses) related to Stocks	14	(0.0)	6.4	2.5	8.9	26.8	(17.8)	10.9
Expenses related to Portfolio Problems	15	(9.1)	(0.4)	(0.9)	(10.5)	62.1	(72.7)	(246.1)
Other	16	(9.7)	(9.0)	(2.2)	(21.0)	62.4	(83.5)	(192.6)

Ordinary Profits	17	47.3	135.5	8.6	191.5	212.0	(20.5)	305.6
Net Extraordinary Gains (Losses)	18	6.3	2.6	0.5	9.5	(5.9)	15.4	37.2
Reversal of Reserves for Possible Losses on Loans, etc.	19	7.7	10.0	0.2	18.0	2.1	15.9	41.4
Reversal of Reserve for Possible Losses on Investments	20	—	0.0	—	0.0	0.0	—	0.0

Income before Income Taxes	21	53.7	138.1	9.1	201.0	206.1	(5.0)	342.9
Income Taxes	22	(19.2)	(18.3)	(1.3)	(38.9)	(49.2)	10.3	(29.8)

Net Income	23	34.4	119.8	7.8	162.1	156.8	5.2	313.1

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(1.3)	9.6	(0.7)	7.5	74.1	(66.6)	(157.1)

*  Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	3.8	10.6	0.1	14.6	24.5	(9.8)	47.6
Losses on Write-offs of Loans	27	(3.4)	1.9	(0.9)	(2.3)	32.5	(34.8)	(88.2)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(1.4)	(3.4)	0.0	(4.8)	14.1	(19.0)	(99.4)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.1	0.0	0.1	0.0	0.0	0.3
Reversal of (Provision for) Reserve for Contingencies	30	—	0.3	0.0	0.3	0.5	(0.1)	1.5
Other (including Losses on Sales of Loans)	31	(0.3)	(0.0)	—	(0.4)	2.3	(2.8)	(18.8)
Total	32	(1.3)	9.6	(0.7)	7.5	74.1	(66.6)	(157.1)

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	First Quarter of Fiscal 2010 (A)	Change (A) - (B)	First Quarter of Fiscal 2009 (B)
Net Gains (Losses) related to Stocks	9.0	26.9	(17.8)
Gains on Sales	21.4	7.8	13.5
Losses on Sales	(5.9)	(4.3)	(1.6)
Impairment “Devaluation”	(8.4)	(7.2)	(1.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	1.2	(1.1)
Gains (Losses) on Derivatives other than for Trading	2.0	29.4	(27.3)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	First Quarter of Fiscal 2010 (A)	Change (A) - (B)	First Quarter of Fiscal 2009 (B)
Net Gains (Losses) related to Stocks	(0.0)	19.4	(19.4)
Gains on Sales	1.5	0.9	0.6
Losses on Sales	(0.6)	(0.0)	(0.5)
Impairment “Devaluation”	(3.1)	(2.9)	(0.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2.1	21.5	(19.4)

Mizuho Corporate Bank

	First Quarter of Fiscal 2010 (A)	Change (A) - (B)	First Quarter of Fiscal 2009 (B)
Net Gains (Losses) related to Stocks	6.4	4.8	1.6
Gains on Sales	16.7	3.9	12.8
Losses on Sales	(5.3)	(4.2)	(1.0)
Impairment “Devaluation”	(4.9)	(3.8)	(1.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	1.2	(1.1)
Gains (Losses) on Derivatives other than for Trading	(0.0)	7.8	(7.9)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	First Quarter of Fiscal 2010 (A)	Change (A) - (B)	First Quarter of Fiscal 2009 (B)
Net Gains (Losses) related to Stocks	2.5	2.6	(0.0)
Gains on Sales	3.0	3.0	0.0
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment “Devaluation”	(0.4)	(0.3)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	0.0	0.0	(0.0)

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

—	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of June 30, 2010				As of March 31, 2010				As of June 30, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses

MHFG (Consolidated)
Other Securities	43,105.9	163.2	711.7	548.5	43,344.3	275.5	772.8	497.2	33,437.3	82.7	683.9	601.1
Japanese Stocks	2,771.4	197.6	437.2	239.5	2,898.1	340.8	549.3	208.4	3,060.3	291.4	540.8	249.4
Japanese Bonds	30,907.7	108.9	140.8	31.9	31,759.6	74.2	120.9	46.7	22,557.1	63.2	79.0	15.7
Other	9,426.7	(143.3)	133.6	276.9	8,686.4	(139.5)	102.5	242.0	7,819.8	(271.8)	64.0	335.9

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(3.1) billion, ¥7.9 billion and ¥60.5 billion, which were recognized in the statement of income as of the end of June 2010, as of the end of March 2010 and as of the end of June 2009, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2010				As of March 31, 2010				As of June 30, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	753.4	10.1	10.1	—	603.3	4.0	4.4	0.3	286.6	1.7	1.7	—

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2010				As of March 31, 2010				As of June 30, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses

MHBK
Other Securities	19,267.1	0.7	173.8	173.1	19,945.7	4.7	162.7	158.0	15,552.7	12.0	176.2	164.1
Japanese Stocks	714.7	(14.5)	80.3	94.8	732.3	13.1	96.6	83.5	763.3	7.6	110.1	102.5
Japanese Bonds	15,719.3	36.5	65.2	28.7	16,803.6	19.1	51.6	32.5	12,156.6	39.9	48.3	8.3
Other	2,833.0	(21.1)	28.3	49.5	2,409.8	(27.5)	14.3	41.9	2,632.7	(35.5)	17.7	53.3

MHCB
Other Securities	21,487.4	113.2	452.0	338.7	21,209.6	216.4	512.9	296.5	15,342.8	44.5	420.9	376.4
Japanese Stocks	1,811.5	141.4	287.6	146.2	1,900.1	239.2	364.8	125.5	2,034.6	207.8	351.6	143.8
Japanese Bonds	13,779.7	60.8	63.7	2.8	13,683.5	48.7	60.4	11.7	8,797.1	19.5	25.6	6.0
Other	5,896.1	(88.9)	100.6	189.5	5,625.9	(71.6)	87.6	159.2	4,510.9	(182.9)	43.6	226.5

MHTB
Other Securities	1,821.5	36.4	65.2	28.8	1,647.8	38.8	69.3	30.4	1,961.3	26.5	63.7	37.2
Japanese Stocks	196.6	35.9	47.7	11.8	208.3	47.0	57.8	10.7	219.7	47.7	58.0	10.2
Japanese Bonds	1,033.5	10.6	11.0	0.3	915.4	5.5	7.9	2.4	1,175.5	3.0	4.4	1.3
Other	591.3	(10.1)	6.4	16.6	523.9	(13.7)	3.4	17.1	566.0	(24.2)	1.3	25.5

Total
Other Securities	42,576.1	150.4	691.1	540.6	42,803.2	259.9	744.9	484.9	32,856.9	83.0	660.9	577.8
Japanese Stocks	2,722.9	162.7	415.7	253.0	2,840.8	299.4	519.3	219.8	3,017.7	263.1	519.8	256.6
Japanese Bonds	30,532.6	108.0	140.0	31.9	31,402.6	73.3	120.1	46.7	22,129.3	62.5	78.3	15.7
Other	9,320.5	(120.3)	135.3	255.7	8,559.7	(112.8)	105.4	218.3	7,709.7	(242.7)	62.7	305.4

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥15.4 billion, ¥29.3 billion, and ¥88.1 billion, which were recognized as Income/Loss as of the end of June 2010, as of the end of March 2010, and as of the end of June 2009, respectively, by applying the fair-value hedge method and others.

3-4

Mizuho Financial Group, Inc.

(2)	Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2010				As of March 31, 2010				As of June 30, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	750.5	10.1	10.1	—	600.4	4.0	4.4	0.3	286.6	1.7	1.7	—
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	750.5	10.1	10.1	—	600.4	4.0	4.4	0.3	286.6	1.7	1.7	—

(3)	Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of June 30, 2010				As of March 31, 2010				As of June 30, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	(30.1)	—	30.1	88.2	(26.3)	—	26.3	88.2	(7.7)	—	7.7
MHCB	338.0	(130.8)	—	130.8	338.0	(80.0)	—	80.0	338.0	(54.6)	—	54.6
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	426.3	(161.0)	—	161.0	426.3	(106.4)	—	106.4	426.3	(62.3)	—	62.3

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2010			As of March 31, 2010	As of June 30, 2009
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2010	Change from June 30, 2009
Other Securities	166.3	(101.3)	144.1	267.6	22.2
Japanese Stocks	197.6	(143.2)	(93.7)	340.8	291.4
Japanese Bonds	104.5	48.5	103.3	55.9	1.1
Other	(135.8)	(6.6)	134.5	(129.1)	(270.3)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2010			As of March 31, 2010	As of June 30, 2009
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2010	Change from June 30, 2009
Other Securities	135.0	(95.5)	140.1	230.6	(5.0)
Japanese Stocks	162.7	(136.7)	(100.4)	299.4	263.1
Japanese Bonds	103.7	48.6	103.2	55.1	0.5
Other	(131.3)	(7.4)	137.4	(123.9)	(268.8)

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Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2010			As of March 31, 2010			As of June 30, 2009
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	115.9	89.5	26.4	117.3	88.0	29.2	124.6	110.5	14.0
MHCB	729.9	455.6	274.3	672.1	475.8	196.3	754.9	570.5	184.4
MHTB	64.6	72.9	(8.3)	61.8	71.6	(9.7)	56.8	65.5	(8.7)
Total	910.4	618.0	292.3	851.3	635.4	215.8	936.3	746.5	189.8

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2010
		Change from March 31, 2010	Change from June 30, 2009	As of March 31, 2010	As of June 30, 2009
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	262.3	(10.7)	(82.7)	273.1	345.0
Claims with Collection Risk	631.5	(2.2)	31.2	633.7	600.3
Claims for Special Attention	512.7	27.3	(22.4)	485.3	535.1

Total	1,406.6	14.3	(73.9)	1,392.2	1,480.5

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—

Total	3.1	(0.0)	(0.0)	3.1	3.1

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	262.3	(10.7)	(82.7)	273.1	345.0
Claims with Collection Risk	634.6	(2.2)	31.2	636.9	603.4
Claims for Special Attention	512.7	27.3	(22.4)	485.3	535.1

Total	1,409.7	14.3	(73.9)	1,395.3	1,483.6

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of June 30, 2010			As of March 31, 2010	As of June 30, 2009
		Change from March 31, 2010	Change from June 30, 2009
Total (Banking Account + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	249.0	(9.0)	(80.6)	258.0	329.7
Claims with Collection Risk	623.7	(8.3)	26.5	632.0	597.1
Claims for Special Attention	440.0	10.2	(76.5)	429.8	516.5
Sub-total [1]	1,312.7	(7.1)	(130.6)	1,319.9	1,443.3
NPL ratio [1]/[2]	1.92%	0.00%	0.01%	1.91%	1.90%

Normal Claims	66,917.6	(695.7)	(7,209.0)	67,613.4	74,126.7

Total [2]	68,230.4	(702.8)	(7,339.6)	68,933.3	75,570.1

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	180.8	(8.9)	(42.2)	189.7	223.1
Claims with Collection Risk	401.5	(1.6)	(8.8)	403.2	410.4
Claims for Special Attention	274.2	17.4	21.0	256.7	253.1
Sub-total [3]	856.6	6.8	(30.0)	849.7	886.7
NPL ratio [3]/[4]	2.46%	0.01%	0.09%	2.44%	2.37%

Normal Claims	33,941.4	23.5	(2,569.7)	33,917.8	36,511.1

Total [4]	34,798.0	30.4	(2,599.7)	34,767.6	37,397.8

MHCB
Claims against Bankrupt and Substantially Bankrupt Obligors	30.3	0.8	(19.5)	29.4	49.9
Claims with Collection Risk	191.8	(13.2)	27.4	205.1	164.4
Claims for Special Attention	152.4	(6.5)	(97.1)	158.9	249.5
Sub-total [5]	374.5	(18.9)	(89.3)	393.5	463.9
NPL ratio [5]/[6]	1.25%	(0.03)%	(0.09)%	1.28%	1.34%

Normal Claims	29,444.7	(727.5)	(4,476.1)	30,172.2	33,920.9

Total [6]	29,819.3	(746.5)	(4,565.5)	30,565.8	34,384.8

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	37.8	(1.0)	(18.8)	38.8	56.6
Claims with Collection Risk	27.1	6.6	8.0	20.5	19.1
Claims for Special Attention	13.3	(0.7)	(0.3)	14.1	13.7
Sub-total [7]	78.4	4.9	(11.1)	73.5	89.5
NPL ratio [7]/[8]	2.18%	0.12%	(0.19)%	2.05%	2.38%

Normal Claims	3,506.1	8.9	(159.2)	3,497.1	3,665.3

Total [8]	3,584.5	13.8	(170.3)	3,570.7	3,754.9

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.1	(0.0)	(0.0)	3.1	3.1
NPL ratio [9]/[10]	10.92%	0.23%	1.27%	10.68%	9.64%
Normal Claims	25.3	(0.6)	(3.9)	26.0	29.3

Total [10]	28.4	(0.6)	(3.9)	29.1	32.4

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2010			As of March 31, 2010	As of June 30, 2009
		Change from March 31, 2010	Change from June 30, 2009
MHBK	55,964.5	203.4	(730.5)	55,761.0	56,695.0
MHCB	18,261.6	(549.6)	382.2	18,811.3	17,879.3
MHTB	2,345.1	(163.4)	(469.9)	2,508.6	2,815.1

Total	76,571.3	(509.7)	(818.1)	77,081.1	77,389.5

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2010			As of March 31, 2010	As of June 30, 2009
		Change from March 31, 2010	Change from June 30, 2009
MHBK	55,994.6	269.2	(673.9)	55,725.3	56,668.5
Individual deposits	33,962.4	592.9	484.3	33,369.5	33,478.0

MHCB	10,837.2	(400.3)	945.0	11,237.5	9,892.1
Individual deposits	4.7	1.1	(0.8)	3.6	5.6

MHTB	2,338.7	(166.4)	(465.7)	2,505.1	2,804.5
Individual deposits	1,695.9	(29.7)	(139.1)	1,725.7	1,835.1

Total	69,170.6	(297.4)	(194.6)	69,468.0	69,365.2
Individual deposits	35,663.2	564.3	344.4	35,098.8	35,318.7

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2010			As of March 31, 2010	As of June 30, 2009
		Change from March 31, 2010	Change from June 30, 2009
MHBK	32,506.1	38.4	(2,363.4)	32,467.6	34,869.5
MHCB	25,706.2	(649.4)	(3,547.3)	26,355.6	29,253.5
MHTB	3,473.2	15.3	(169.9)	3,457.9	3,643.1
Total	61,685.5	(595.6)	(6,080.7)	62,281.2	67,766.3

Note:	Loans to MHFG are included as follows:

   As of June 30, 2010:        ¥700.0 billion (from MHBK)

   As of March 31, 2010:     ¥700.0 billion (from MHBK)

   As of June 30, 2009:        ¥700.0 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

	(%)
		First Quarter of Fiscal 2010 (For the three months)	Change	First Quarter of Fiscal 2009 (For the three months)	Fiscal 2009

MHBK
Return on Loans and Bills Discounted	1	1.52	(0.07)	1.60	1.57
Cost of Deposits and Debentures	2	0.11	(0.06)	0.18	0.16
Loan and Deposit Rate Margin [1]-[2]	3	1.40	(0.00)	1.41	1.41

MHCB
Return on Loans and Bills Discounted	4	1.08	(0.16)	1.24	1.18
Cost of Deposits and Debentures	5	0.15	(0.12)	0.28	0.22
Loan and Deposit Rate Margin [4]-[5]	6	0.92	(0.03)	0.96	0.96

Total
Return on Loans and Bills Discounted	7	1.36	(0.10)	1.47	1.43
Cost of Deposits and Debentures	8	0.12	(0.08)	0.20	0.17
Loan and Deposit Rate Margin [7]-[8]	9	1.24	(0.02)	1.26	1.26
Notes:1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits and Debentures include NCDs.

After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.51	(0.13)	1.64	1.58
Loan and Deposit Rate Margin [10]-[8]	11	1.38	(0.05)	1.44	1.40

3-9